BB

SECURITIE[redacted]SION

ANNU 04017145 RT

FORM X-17A-5
PART III

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SEC FILE NUMBER
8-37407

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RDSC LLC

~~Reynolds DeWitt~~ Securities Company, LLC (formerly RDSC, LLC)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Main Street
(No. and Street)

Cincinnati (City) | Ohio (State) | 45202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Louis B. DeTemple, President | 513-621-2875 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Decosimo and Company, PLL
(Name - *If individual, state: last, first, middle name*)

Atrium One, Suite 1515, 201 East Fourth Street (Address) | Cincinnati (City) | Ohio (State) | 45202 (ZIP Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 28 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Louis D. De Temple, President, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Reynolds DeWitt Securities Company, LLC (formerly RDSC, LLC), as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public

David A. Konerman
Notary Public, State of Ohio
My Commission Expires June 3, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REYNOLDS DEWITT SECURITIES COMPANY, LLC

(formerly RDSC, LLC)

STATEMENTS OF FINANCIAL CONDITION

December 31, 2003 and 2002

	2003	2002
ASSETS		
Cash and Cash Equivalents	$ 412,257	$ 344,581
Receivables	44,543	78,386
Equipment and Furniture, net of accumulated depreciation of $47,954 for 2003 and $45,749 for 2002	2,588	4,793
TOTAL ASSETS	$ 459,388	$ 427,760
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts Payable and Accrued Expenses	$ 61,227	$ 80,928
MEMBER'S EQUITY	398,161	346,832
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 459,388	$ 427,760

The accompanying notes are an integral part of the financial statements.